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                              June 26, 2024

       Ian Lowitt
       Chief Executive Officer
       Marex Group plc
       155 Bishopsgate
       London EC2M 3TQ
       United Kingdom

                                                        Re: Marex Group plc
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 5,
2024
                                                            CIK No. 0001997464

       Dear Ian Lowitt:

              We have conducted a limited review of your draft registration statement and have the following comments.

               Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       General

   1. Please include the cover letter that you will publicly file your registration statement and nonpublic draft
submission such that it is publicly available on the EDGAR system at least 48 hours prior to
any requested effective time and date. Refer to "Draft Registration
                                                        Statement Processing
Procedures Expanded," available on our website at www.sec.gov.
       The Offering, page 25

   2. We note your disclosure that you are offering notes on a continuous basis and the specific terms of each series of
notes will be described in a separate pricing supplement. Given the different types of
notes and terms you may be offering, please provide us an analysis how this constitutes a
continuous offering on Form F-1 and under Rule 415 under the
 Ian Lowitt
Marex Group plc
June 26, 2024
Page 2
       Securities Act. Refer to Rule 415(a)(1)(ix) and Rule 430A under the Securities Act. As part of your response, please explain to us why this would not be considered a delayed offering. Refer to Rule 415(a)(1)(x). In this regard, please remove the disclosure, as indicated in the third bullet point in the second column on the cover page, and throughout, that the notes may be issue as indexed notes, or provide us an analysis how this can be done on Form F-1 and under Rule 415 under the Securities Act.
Part II
Information Not Required in Prospectus
Item 9. Undertakings, page II-3

3. We note your disclosure on the cover page that you anticipate naming underwriters, dealers or agents in the applicable pricing supplement. Please confirm your understanding that you will need to file a post-effective amendment once you have identified underwriters for your individual offerings, since you appear ineligible to rely on
       Rule 430B under the Securities Act. Please revise or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Aisha Adegbuyi at 202-551-8754 or Susan Block at 202-551-3210 with any other questions.



                                                            Sincerely,
FirstName LastNameIan Lowitt
                                                            Division of
Corporation Finance
Comapany NameMarex Group plc
                                                            Office of Finance
June 26, 2024 Page 2
cc:       Anna T. Pinedo, Esq.
FirstName LastName